Protein Polymer

TECHNOLOGIES

December 29, 2008

Via Facsimile and U.S. Mail

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission, Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE: Protein Polymer Technologies, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed May 12, 2008
Form 10-QSB for the period ended June 30, 2008
File No. 0-19724

Dear Mr. Vaughn:

This letter responds to your comments regarding Protein Polymer Technology, Inc.'s (the "Company") recent 1934 Act fillings communicated to us in your letter dated October 23, 2008. We appreciate the SEC's assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filings. The following are our responses to the specific comments raised in your letter.

Form 10-KSB for the year ended December 31, 2007

Item 7. Financial Statements, page F-1

Balance Sheet, page F-3

1. We note here and on page F-13 that you have a $520,000 investment in Spine Wave, Inc. at December 31, 2007 and that this investment represents 71% of your total assets at December 31, 2007. Please provide us with a detailed analysis as to whether the company or any of its subsidiaries was an investment company pursuant to the Investment Company Act of 1940 as of December 31, 2007.

Response: Section 3(a)(1)(C) of the Investment Company Act of 1940 sets forth one of the definitions of an investment company for the purposes of this Act. Sections 3(a)(1) and 3(a)(2) provide additional definitions but are not relevant to this discussion since neither of them contains a securities value criteria. Section 3(a)(1)(C) reads as follows:

> Section 3(a)(1) When used in this title, "investment company" means any issuer which
>
> (C) Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis (underling supplied).

Section 3(b)(1) reads as follows;

> Section 3. (b) Notwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title:

10655 Sorrento Valley Road • San Diego • California • 92121 (858) 558 6064 Fax: (858) 558 6477

> (1) Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business other than that of investing, reinvesting, owning, holding, or trading in securities (underling supplied).

The Company is currently and since its inception has been a biotechnology company engaged in the research, development and production of bio-active devices. Its communications with the public through SEC filings, press releases and other written and oral communications expressly state that the Company is a biotechnology company. The Company is not currently nor has it ever been engaged nor does it propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities. Accordingly, it does not come within the definition of an investment company set forth in Section 3(a)(1)(C) and is specifically excluded from that definition pursuant to the provisions of Section 3(b)(1).

Note 4. Investment, page F-13

2. Further to the above, we note you recorded a $500,000 investment in Spine Wave, Inc. during fiscal 2006 pursuant to an option that you exercised. We further note from page F-22 that you recognized $433,000 of revenue from Spine Wave, Inc. during fiscal 2006, which represented 72% of your total revenue recognized in fiscal 2006. In light of your material investment in Spine Wave, Inc. made during fiscal 2006, please tell us and revise your future filings to explain why you recorded $433,000 as revenue from this related party during fiscal 2006.

Response: In April 2001, the Company entered into agreements with Spine Wave, Inc. to develop and commercialize an injectable protein-based formulation for the repair of spinal discs damaged either by injury or aging. The Company entered into an exclusive, worldwide license agreement with Spine Wave, for which the Company received common shares and warrants in Spine Wave.

In addition, the Company entered into a separate supply and services agreement to provide Spine Wave with a variety of research and development services, and to supply materials to Spine Wave for pre-clinical and clinical testing. Spine Wave, in return, agreed to reimburse the Company for both our direct costs and the associated overhead costs for the services provided.

For the year ended December 31, 2006 the Company received $433,000 in contract revenue from Spine Wave, which represents the reimbursement of direct costs plus overhead costs allocated to the research and development resources used in performing services under the supply and services agreement described above.

In future filings, the Company will expand its description of the contract revenues, if any, derived from the ongoing delivery of services related to the supply and services agreement with Spine Wave.

3. We further note from your June 30, 2008 Form 10-Q that you did not recognize any revenue related to this contract during the six months ended June 30, 2008. In light of this fact and current market conditions, please tell us and revise your future filings to explain how you determined that your $520,000 investment in Spine Wave, Inc. was not impaired at June 30, 2008.

Response: The Company did not recognize any revenue related to this contract during the six months ended June 30, 2008 as there were no services performed by the Company under the agreements with Spine Wave during this period. The Company does not believe that there is any correlation between the amount of contract revenues recognized by it pursuant to the agreements with Spine Wave and the carrying value of its investment in Spine Wave.

With regard to the potential impairment of the Spine Wave investment, the Company reviewed this matter as part of its preparation of the Company's Form 10-KSB for the period ended December 31, 2007. As part of this process, the Company learned that Spine Wave had conducted a round of investment in April 2008, and that based on the per-share valuation of the investment round, the market value of the Company's investment in Spine Wave significantly exceeded its carrying value. Based on this recent Spine Wave financing transaction, the Company concluded that no impairment had occurred in the Company's investment in Spine Wave as of June 30, 2008.

Note 8. Stockholders' Deficit, page F-15

4. We note from your disclosures on pages F-14-15, F-19-20 and F-25 and your March 31, 2008 and June 30, 2008 Forms 10-Q, that you issued warrants in connection with a related party note payable and in connections with private placements of your common stock in fiscal 2007 and 2008. We further note from your disclosures that you have modified certain terms of these warrants. Please revise your notes in future filings to clearly disclose how you originally accounted for the warrants and accounted for the modifications made to the terms of the warrants. Within your disclosures, please disclose the valuation methodology used to value the warrants and provide the significant assumptions utilized within these valuation models.

Response: Notes in future filings will be modified to include the additional disclosures noted.

5. We note from your disclosures on page F-18 that you do not adjust the calculated value of your stock options for forfeitures since you have a lack of historical data. Please tell us and revise your disclosures related to your outstanding stock options in future filings to explain how you considered the guidance in paragraph 80 of SFAS 123(R) related to your forfeitures which indicates that an entity that had a policy of recognizing the effect of forfeitures only as they occurred shall estimate the number of outstanding instruments for which the requisite service is not expected to be rendered.

Response: Upon further investigation of its independent stock option valuation analysis, the Company has concluded that its previous disclosure was erroneous. The Company has in fact adjusted the calculated value of its stock options, per SFAS 123(R), to account for an estimated annual forfeiture rate, based on historical forfeiture rates, termination rates, and peer group analysis. The Company will revise its future filings to correct this disclosure.

Exhibits 31.1 and 31.2

6. We note that your certifications here and your March 31, 2008 and June 30, 2008 Form 10-Q Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X. Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X, as applicable.

Response: Effective with its September 30, 2008 Form 10-Q, the Company has revised its certifications to conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X, as applicable.

Form 10-Q for the Quarter Ended June 30, 2008

Notes to Condensed Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 6

7. We note from page F-22 of your December 31, 2007 Form 10-KSB that you enter into collaborative product development agreements and research and development contracts. Please tell us and revise your future filings to disclose the impact that EITF 07-01 and EITF 07-03 will have or had on your results of operations consistent with the guidance in SAB Topic 11M.

Response: Effective with its September 30, 2008 Form 10-Q, the Company has included the following disclosure regarding the impact that EITF 07-01 and EITF 07-03 will have or had on your results of operations consistent with the guidance in SAB Topic 11M:

"In December 2007, the FASB issued FSP No. EITF 07-1, Accounting for Collaborative Arrangements, ("EITF 07-1"), which is effective for fiscal years beginning after December 15, 2008. EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. We do not believe the adoption of EITF 07-1 will have a material impact on our financial position, results of operations, or cash flows.

In June 2007, the FASB issued FSP No. EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ("EITF 07-3"), which is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The EITF reached a conclusion that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities pursuant to an executory contractual arrangement should be deferred and capitalized. Such amounts should be recognized as expense as the goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. Our adoption of EITF 07-3 on January 1, 2008 did not have a material impact on our financial position, results of operations, or cash flows."

Note 3. Accounts Payable and Accrued Liabilities, page 11

8. We note that you identified unrecorded invoices totaling $98,000 for services that related to the first quarter of fiscal 2007 in the three months ended June 30, 2008 and that you determined that the understatement of these expenses did not result in a material misstatement of the Company's 2007 interim or annual financial statements. Please explain to us in more detail the nature of the $98,000 expenses for services. Please also provide to us your comprehensive qualitative and quantitative analysis of the materiality of the individual errors based on the guidance in SAB 99 and SAB 108 for the first quarter of fiscal 2007, for the full year fiscal 2007 and for the three and six months ended June 30, 2008. The quantitative analysis should address operating loss, net loss, loss per share, and any other relevant measures as the factors outlined in SAS 99 and SAB 108. We may have further comment based upon your response.

Response: During the second quarter of 2008, the Company became aware of unrecorded vendor invoices from a prior period. Specifically, the Company found two invoices totaling $98,000 from one of its vendors for services rendered in the first quarter of 2007. After confirming the legitimacy of these invoices, recorded these invoices as R&D expense in the second quarter of 2008.

The Company believes the invoices were missed as a result of the turnover in finance and accounting management in the first quarter of 2007. The Company discovered the invoice as part of its comprehensive review of its vendor files in the second quarter of 2008 as part of the closure of its San Diego offices. To the best of its knowledge, The Company believes that there are no other unrecorded liabilities related to lost or missing invoices, and has used SAB 99 and SAB 108 as guidance to evaluate the quantitative and qualitative impact of this misstatement.

Quantitative Factors

The Company has considered the following quantitative factors in assessing the materiality of this misstatement:

- The delay in recording these invoices led to an understatement of R&D expense in 2007 of $98,000.
  - This amount represents an overstatement of approximately 0.1% and 1.9% of accumulated deficit and total stockholders' deficit, respectively, as of March 31, 2007, and an understatement of approximately 13.6% and 12.3% of net loss and net loss applicable to common shareholders, respectively, for the three-month period ended March 31, 2007. If this unrecorded expense were included, net loss applicable to common shareholders on a per share basis would remain unchanged at $0.01 per share for the three-month period ended March 31, 2007.

- This amount represents an overstatement of approximately 0.1% and 1.3% of accumulated deficit and total stockholders' deficit, respectively, as of December 31, 2007, and an understatement of approximately 3.0% and 2.8% of net loss and net loss applicable to common shareholders, respectively, for the year ended 2007. If this unrecorded expense were included, net loss applicable to common shareholders on a per share basis would remain unchanged at $0.05 per share for the year ended 2007.

- The delay in recording these invoices until the second quarter of 2008 results in an overstatement of R&D expense in 2008 of $98,000.

  - The inclusion of this expense in the 2008 periods represents an overstatement of approximately 10.6% and 5.3% of net loss for the three and six months ended June 30, 2008, respectively, and approximately 9.9% and 4.9% of net loss applicable to common shareholders for the three and six months ended June 30, 2008, respectively. The inclusion of this expense in the 2008 periods does not result in a misstatement of current liabilities, accumulated deficit, or stockholders' deficit as of June 30, 2008, and with the inclusion of this expense, net loss applicable to common shareholders on a per share basis remains unchanged at $0.01 and $0.02 per share for the three and six months ended June 30, 2008.

In this context, the Company believes that the quantitative results of this misstatement, on a stand alone basis:

- Do materially affect the statement of operations for the three-month period ended March 31, 2007;

- Do not materially affect the balance sheet or the statement of cash flows the three-month period ended March 31, 2007;

- Do not materially affect the balance sheet, statement of operations, or statement of cash flows for the fiscal year ended December 31, 2007.

- Do materially affect the statement of operations for the three and six-month periods ended June 30, 2008;

- Do not materially affect the balance sheet or the statement of cash flows for the three and six-month periods ended June 30, 2008;

Qualitative Factors

The Company has also considered qualitative factors, per SAB 99 guidance, in assessing the materiality of this misstatement, and has concluded the following:

- The Company does not believe that the change would have changed a financial statement user's opinion on the financial results of the business. The Company's net losses were significant in both 2007 and 2008 the addition of these additional expenses in any of the periods in question would not have changed the conclusion that the business was significantly unprofitable in either year, or interim period.

- The Company does not believe that this misstatement masks any trends within the business. While net losses were impacted in 2007 and 2008 (including materially for interim reporting periods in both years), the misstatement would not change the overall nature of the results for each respective period (i.e. would not change a previously reported profit to a loss, or a previously report positive cash flow from operations to negative cash flow from operations), and the misstatement had an immaterial impact on the Company's current liabilities, stockholders' deficit, and cash flows in both years.

- The Company does not believe that this misstatement affects the Company's compliance with any regulatory requirement in either 2007 of 2008.

- The Company confirms that this misstatement has had no impact on managements' overall compensation in either 2007 or 2008.

- The Company further concludes that the change in no way represents the concealment of an unlawful transaction in either 2007 or 2008.

Based on a consideration of both quantitative and qualitative factors described above, The Company has concluded that the understatement of R&D expense and related accounts payable accrual in the 2007 annual and interim periods, and the overstatement of these accounts in the respective 2008 periods, does not result in a material misstatement of the Company's financial statements in these periods.

The Company has accounted for the impact of the prior period expense misstatement in the second quarter of 2008. The adjustment has also been disclosed in the footnotes to the financial statements of the Company's June 30, 2008 and September 30, 2008 Forms 10-Q.

We acknowledge that:

- We are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available at your convenience to discuss these matters further. Please call me at (630) 368-0015 should you have any questions.

Sincerely,

James B. McCarthy
Interim Chief Executive Officer
Protein Polymer Technologies, Inc.